UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 29, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON SEPTEMBER 28th, 2023

DATE, TIME AND PLACE: September 28th, 2023, at 1.30 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Simone Paulino de Barros, as Secretary, also attended the meeting.

AGENDA: (1) Presentation on Cyber Security; and (2) Evaluation of the proposal for amendment of the Fiscal Council Internal Rules.

CLARIFICATIONS AND RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Presentation on Cyber Security.

Messrs. Bruno Gentil, Business Support Officer of the Company, and Luca Fadda, Director of the Company’s Internal Audit area, with support of Messrs. Fabio Soares Pereira, representative of the Cyber & ICT Security area, and Rodrigo Morais, representative of the Technical Audit area, presented the Company's Cyber Security Plan, highlighting the technological infrastructure to be protected, the Cyber Security Journey from 2020 to 2025, as well as the result of the external assessment carried out by Deloitte and Audit's coverage of cyber security.

Following the clarifications provided, the members of the Fiscal Council thanked the information presented.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

September 28th, 2023

CLOSING: It should be noted that item (2) of the Agenda will be duly evaluated by the Fiscal Council in due course at its next meetings. With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 28th, 2023.

SIMONE PAULINO DE BARROS

Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 29, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer